

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mr. Cesar Ribeiro
Chief Financial Officer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, New Jersey 07052

September 24, 2007

RE: **Lincoln Educational Services Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed March 16, 2007
                File No. 0-51371

Dear Mr. Ribeiro:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director